Exhibit 99.3

Zenta Group Company Limited

Registered Company No 398775

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on September 30, 2026

(or any adjourned or postponed meeting thereof)

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. This form is a sample proxy form only. Please follow the instructions on the voting document that was provided to you for information on how to vote your proxy. Please consider carefully the conditions attaching to appointment of a proxy.

To be valid, this proxy form must be completed, signed, and returned to the Company (i) by mail to Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M, Macau (Attention to Investor Relations Department), or (ii) by email to ir@zenta.mo, as soon as possible and in any event no later than 10:00 A.M., Hong Kong time, on September 28, 2026.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on September 8, 2026, being the Record Date, are entitled to attend and vote at the meeting of the Company.

A proxy need not be a member of the Company.

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the meeting?

Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

Multiple proxies

If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Zenta Group Company Limited

Registered Company No 398775

(the Company)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to be held on September 30, 2026

(or any adjourned or postponed meeting thereof)

I/We ……………………………………………………………………………………

of      ……………………………………………………………………………………1

being a member/members of the Company and the holder/holders of

………………………………………………………… (number and class of shares)

appoint as my/our proxy, …………………………………………………………..…. of

………………………………………………………………………………………………………………2

at the extraordinary general meeting of the Company to be held at Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M, Macau on September 30, 2026 at 10:00 A.M. (local time).

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

PROPOSAL 1 – SHARE CONSOLIDATION		For	Against	Abstain

RESOLVED, as an ordinary resolution that,		☐	☐	☐

a)

the consolidation of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the Shares) on a 12 to 1 basis (the Share Consolidation), with effect from the date of passing this resolution (the Effective Date), pursuant to which every 12 Shares of par value US$0.001 each be consolidated into one Share of par value US$0.012, such consolidated Shares to have the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s current memorandum and articles of association;

b)	the corresponding change to the authorized share capital of the Company from US$1,020,000 divided into (a) 1,000,000,000 Class A ordinary shares of par value US$0.001 each and (b) 20,000,000 Class B ordinary shares of par value US$0.001 each to US$1,020,000 divided into (a) 83,333,334 Class A ordinary shares of par value US$0.012 each and (b) 1,666,667 Class B ordinary shares of par value US$0.012 each;

c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

d)	any one director, officer and authorized signatory of the Company from time to time be authorized and instructed to make all necessary or desirable filings with the Registrar of Companies in the Cayman Islands relating to and to take all such other steps, as may be required to give effect to the Share Consolidation.

PROPOSAL 2 – PRE-APPROVED SHARE CONSOLIDATION		For	Against	Abstain

RESOLVED, as an ordinary resolution that, the Company be and is hereby authorized, if the share price of the Company stays consecutively below US$1.0 for more than eight (8) trading days, to consolidate the Shares at a ratio of 20 Shares into one (1) share, with effect from the opening of business on the trading day immediately following the expiry of such eight (8) trading day period, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then existing memorandum and articles of association (the Pre-approved Share Consolidation).

		☐	☐	☐

PROPOSAL 3 - THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION		For	Against	Abstain

RESOLVED, as a special resolution that, the Company adopt the Third Amended and Restated Memorandum and Articles of Association, the form of which is attached as Appendix to the Notice of Extraordinary General Meeting (the Third Amended and Restated M&A), in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, with immediate effect from the date of passing this resolution, in order to reflect the following amendments:

		☐	☐	☐

a)	the Share Consolidation and the resulting changes to the authorized share capital and par value of the Shares, if approved and effected;

b)	the amendments to the written resolution arrangements of the Company;

c)	provide for an exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein against the Company; and

d)	such other consequential and administrative updates as are set out therein.

PROPOSAL 4 - ADJOURNMENT		For	Against	Abstain

RESOLVED, as an ordinary resolution that, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.		☐	☐	☐

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

[1]	Full name(s) and address(es) to be inserted in block letters.

[2]	Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.